VIA EDGAR AND EMAIL

March 13, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:         Vanguard Health Systems, Inc.
                Form 10-K for the Fiscal Year Ended June 30, 2011
                Filed August 25, 2011
                Form 10-Q for the Quarterly Period Ended December 31, 2011
                Filed February 3, 2012
                File No. 001-35204

Dear Mr. Rosenberg:

This letter constitutes the responses on behalf of Vanguard Health Systems, Inc. (“the Company,” “we,” or “our”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 28, 2012, with regard to the above-referenced filings.  The Company hereby acknowledges that:

                ·  the Company is responsible for the adequacy and accuracy of the disclosures in the filings referred to above;
                ·  staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
                ·  the Company may not assert staff comments as a defense in any proceeding initiated by the
                    SEC or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter, dated February 28, 2012.  The text of each comment appears in bold and the Company’s response immediately follows.  Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above-referenced periodic filings. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic filings.

Form 10-K for the Year Ended June 30, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Insurance reserve, page 97

1.  We note that your professional and general liability reserves are significant and that the estimation process requires consideration of a number of uncertainties related to the timing and amount of settlement. Please provide proposed revisions to your disclosure to be included in future periodic reports addressing the following items:

—

A description of the method used to estimate professional and general liability reserves, distinguishing between estimates related to reported and unreported unsettled claims. In addition, consider including in this description:

	-	The length of company-specific history used;
	-	A discussion of whether and how the company stratifies settled claims into homogenous groups for purposes of estimating unsettled claims;
	-	A description of your accounting policy for any related excess of loss claims-made insurance policy held by the company; and
	-	A statement as to whether the aggregate professional and general liability reserves was prepared or reviewed by an actuary.
—	The company’s accounting policy for costs associated with litigating and settling professional and general liability reserves, including direct and incremental costs and indirect costs.
—	The amounts of settled, but unpaid, claims and unsettled claims included in the aggregate professional and general liability reserves.
—

A description of significant judgments and assumptions inherent in professional and general liability reserves, including but not limited to the assumed period of time between accrual of the loss contingency and its final settlement (i.e., the tail).

     More detailed disclosures, such as a schedule of revised estimates by accident year or incurred year along with cumulative amounts paid each period, may be warranted depending on the magnitude of the liability or of the persistency of material revisions of prior estimates. Further, please consider the disclosure guidance provided in the Interpretive Response to Question 3 of SAB Topic 5Y.

The Company will provide the supplemental disclosures noted below as an update to its Insurance Reserves critical accounting policy disclosures in future filings, including its Form 10-Q for the quarterly period ended March 31, 2012, and will include similar disclosures in its Annual Report on Form 10-K for its fiscal year ended June 30, 2012:

                Our professional and general liability reserve as of March 31, 2012 was $X.X million and was comprised of (1) estimated indemnity payments related to reported events (“case reserves”); (2) estimated indemnity payments related to incurred but not reported events (“IBNR”); and (3) estimated loss adjustment expenses representing an estimate of the direct settlement and litigation costs necessary to resolve outstanding claims, all on an undiscounted basis. Our accounting policy is to include estimates of case reserves, IBNR and direct settlement and litigation costs in our professional and general liability reserve.  The IBNR portion of the reserve includes an estimate of losses expected to be covered by our excess insurance policies of approximately $X.X million at March 31, 2012. We also had a receivable of approximately $X.X million at March 31, 2012 for the expected reimbursement of these estimated excess coverage losses from third party insurance companies, reflected in prepaid expenses and other current assets on our condensed consolidated balance sheet. We enter into excess or reinsurance policies with insurance carriers whose financial strength ratings are “A-” or greater, as issued by A. M. Best Company, a credit rating organization that specializes in the insurance industry.  We believe any recorded excess receivables from such insurance carriers would be collectible at such time that a reported event reached an excess layer.

                Management uses information from its risk management incident reporting system, which contains claim-specific information obtained from its risk managers and external attorneys who review the claims, to estimate the appropriate case reserves based upon case-specific facts and circumstances. Case reserves are reduced as claim payments are made and are increased or decreased as our estimates regarding the expected amounts of future losses are revised based upon new information received about the incidents or developments in the cases. Once case reserves are finalized for a particular assessment period, incurred and paid loss information is stratified by coverage layers, accident years, reported years and the states in which our hospitals operate. Due to the significant variation in types of medical situations underlying the claims, the geographic jurisdiction of the claims and other claim-specific circumstances, we do not stratify claims data into any further homogenous groups. Our historical loss information, which includes actual claims payments and estimated remaining case reserves for all claims since the Company’s inception in 1997, is utilized to help develop IBNR estimates on a semi-annual basis along with industry data.

                We consistently apply our processes for obtaining and analyzing loss data for our hospitals. We quickly integrate these same processes with respect to any hospitals we acquire. We estimate the average time between the claim incurred date and the claim settlement date to be approximately 4-5 years, but claims may be settled more quickly or less quickly than this average based upon the claim-specific circumstances and the jurisdiction of the case.  Many reported events or claims included in our loss history never result in a payment by us and are closed much more quickly than this average. We generally pay settled claims less than 30 days after a settlement is reached, which results in our settled claims liability being less than 1% of our total professional and general liability reserve.

                We use an actuary to assist us in the IBNR estimation process and the actuary’s conclusions serve as the basis for our periodic IBNR assessments.  Our actuary applies multiple actuarial methods to our loss data to develop the best estimate of IBNR. These actuarial methods consider a combination of our actual historical losses and projected industry-based losses in differing weights for each policy period, estimates of unreported claims and adverse development for reported claims and the frequency, severity and lag-time to resolve claims. The IBNR analysis also considers actual and projected hospital statistical and census data, the number and risk-based ratings for covered physicians, retention levels for each policy period, tort reform legislation within each state in which we operate and other factors.

                The development of professional and general liability reserve estimates includes multiple judgments and assumptions, including the significant amount of time between the occurrence giving rise to the claim and the ultimate resolution of the claim (the tail period), the severity of individual claims based upon circumstances specific to each claim, determinations of the appropriate weighting of Company-specific and industry data, projections of adverse developments on reported claims, and differences between actual and expected judicial outcomes. While we believe our rigorous and consistent risk management processes and industry knowledge, our extensive historical claims experience, and actuarial reports from our actuary enable us to reliably estimate our professional and general liability reserves, events may occur that could materially change our current estimates.

Further, the Company will provide in its Form 10-K for its fiscal year ended June 30, 2012 the critical accounting policy disclosure summarizing the activity in its professional and general liability reserves during each fiscal year presented, including the provision for current year claims losses, the provision for prior year claims losses, claims payments related to current year periods and claims payments related to prior year periods. The Company will also continue to provide the critical accounting policy disclosure for the sensitivity of its professional and general liability reserve estimates using statistical confidence levels higher than the actuarial best estimate. However, the Company does not believe that disclosing losses incurred, claims payments made or actuarial estimates by accident year provides additional meaningful information to users of its financial statements due to the varying information relative to each policy year, including the number of hospitals and other risk exposures included in each policy year, the weighting of our specific loss information compared to industry information for each policy year, any unusual events that may exist in certain policy years, and the implementation of additional quality and safety measures at the Company’s hospitals throughout the years. The Company believes its disclosures and qualitative discussion around significant changes in prior year reserve estimates provide more meaningful information to the users of its financial statements.

The Company has reviewed the Interpretive Response to Question 3 of SAB Topic 5Y and believes that its current disclosures in its SEC filings, as supplemented by the proposed disclosures above, comply with the disclosure requirements of this guidance.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Notes to Unaudited Condensed Consolidated Financial Statements
3. Medicare and Medicaid EHR Incentive Payments, page 9

2. You indicate that you changed your recognition policy for Medicare payments received after December 31,
    2011. You now defer recognition until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the final amount of reimbursement is known. Provide us proposed disclosure to be included in future filings which clarifies that these criteria were met in the year ended June 30, 2011 and in each of the quarters ended September
    30, 2011 and December 31, 2011. If the criteria were not met in each period, tell us why your accounting in those periods is appropriate.

Beginning in calendar year 2011, the American Recovery and Reinvestment Act of 2009 (“ARRA”) provided for Medicare and Medicaid incentive payments for eligible hospitals and professionals that implement and achieve meaningful use of certified electronic health record (“EHR”) technology.  The Company received its first incentive cash payments from the Medicare and Medicaid programs for the meaningful use of EHR technology during May 2011 related to its Detroit hospitals.  Since these incentive payments were newly created by ARRA, the Company was required to make an accounting policy selection regarding such EHR incentive payments during the quarter ended June 30, 2011.  The Company was unaware of any accounting standards that specifically addressed the accounting for EHR incentive payments.

The Company understood that a group of national accounting firms was working jointly with a task force from the American Institute of Certified Public Accountants on proposed accounting guidance for EHR incentive payments that would recommend accounting for these EHR incentive payments based upon a grant accounting model similar to International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”.  For the quarters ended June 30, 2011 and September 30, 2011, the Company accounted for its EHR incentive payments based upon a grant accounting model.  The Company understood that the grant accounting model at the time was consistent with industry practice.  Under this accounting policy, EHR incentive payments were recognized as revenues when attestation that the EHR meaningful use criteria for the required period of time was demonstrated and were recognized ratably over the relevant cost report period.  The Company recognized $11.9 million and $7.2 million of EHR incentive payments as revenues during the year ended June 30, 2011 and quarter ended September 30, 2011, respectively, under the grant accounting model.

During the quarter ended December 31, 2011, the Company began to account for EHR incentive payments under a contingency model and not a grant accounting model.  The accounting for EHR incentive payments using a contingency model was supported by non-authoritative guidance included in the Healthcare Financial Management Association accounting and reporting developments paper entitled Medicare Incentive Payments for Meaningful Use of Electronic Health Records, which references the SEC’s preference for the contingency model.  The Company understood that industry practice related to the accounting for EHR incentive payments was changing to a contingency model during the quarter ended December 31, 2011.

Under a contingency model, EHR incentive payments are not recognized in the income statement until the contingencies related to the finalization of the payment amounts have been satisfied.  The use of the contingency model defers EHR payments received from Medicare until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the amount of reimbursement from Medicare is known.  Medicaid EHR incentive payments for the states in which the Company operates are based upon historical cost reports with no subsequent payment adjustments.  Thus, under a contingency model, Medicaid EHR incentive payments are recognized when the Company’s facilities adopt, implement or demonstrate meaningful use of EHR technology for the applicable period.  Additionally, under a contingency model, Medicare and Medicaid EHR incentive payments should be excluded from revenues in the income statement presentation.

As a result of previously deferring the income recognition of EHR incentive payments over the relevant cost report period under the grant accounting model, the Company under recognized Medicaid EHR incentive payments and over recognized Medicare EHR incentive payments in its statement of operations for the year ended June 30, 2011 and the quarter ended September 30, 2011.  Upon adoption of a contingency model in accounting for EHR incentive payments in the quarter ended December 31, 2011, the Company assessed the significance of the impact of not retrospectively applying the accounting policy change to prior periods. If the Company had elected to apply this accounting policy change retrospectively, net income attributable to the Company’s stockholders would have decreased by $1.1 million, decreased by $2.5 million and increased by $3.6 million for the quarters ended June 30, 2011, September 30, 2011 and December 31, 2011, respectively. The Company concluded that the impact to prior periods as a result of the change in accounting policy did not produce a significant financial impact during those periods.  Thus, the Company elected to adopt the contingency model prospectively for future EHR incentive payments received beginning with the quarter ended December 31, 2011.

To increase the level of transparency related to the Company’s accounting for EHR incentive payments, the Company proposes to expand its EHR incentive payment disclosure in its next Form 10-Q by adding the following disclosure:

                If the Company had elected to apply this accounting policy change retrospectively, net income attributable to the Company’s stockholders would have decreased by $1.1 million, decreased by $2.5 million and increased by $3.6 million for the quarters ended June 30, 2011, September 30, 2011 and December 31, 2011, respectively.  In addition, if this accounting policy change was retrospectively applied, the Company’s statement of operations for the year ended June 30, 2011 would have reflected EHR incentive payment income as other income, instead of inclusion in revenues as reflected in the Company’s reported results for the year ended June 30, 2011.

                The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives.  The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentive payments as other income.  As of March 31, 2012, the Company had $X.X million of deferred EHR incentive income, included in other accrued expenses and current liabilities on its condensed consolidated balance sheet, which represents EHR incentive payments received that will be recognized in the Company’s statement of operations in future periods when all contingencies relating to the EHR incentive payments have been recognized.

If you or the staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 665-6098.

Sincerely,

/s/ Gary D. Willis
 Gary D. Willis
Senior Vice President, Controller and Chief Accounting Officer